                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________

     Commission file number: 1-8803

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          MATERIAL SCIENCES CORPORATION
                            2200 EAST PRATT BOULEVARD
                        ELK GROVE VILLAGE, ILLINOIS 60007


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                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                TABLE OF CONTENTS

(a)  Financial Statements

     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 1

     FINANCIAL STATEMENTS:

          Statements of Net Assets Available for Benefits as of
          December 31, 2000 and 1999                                          2

          Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 2000                                3

          Notes to Financial Statements and Schedules                       4-8

     SUPPLEMENTAL SCHEDULES:

          Schedule of Assets Held for Investment Purposes                     9
          at End of Year - December 31, 2000

          Schedule of Nonexempt Transactions for the                         10
          Year Ended December 31, 2000

(b)  Exhibits

     Exhibit 23.1 - Consent of Independent Public Accountants                13











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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Committee of
Material Sciences Corporation
Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. In our report dated September 8, 2000, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1999 (the 1999 financial statement), because the Plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein, is unqualified. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Material Sciences Corporation Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
June 21, 2001

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                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2000 and 1999

          (Employer Identification Number 95-2673173, Plan Number 003)

                                                2000                1999
                                             -----------         -----------
ASSETS:

    Investments, at fair value (Note 3)      $42,194,406         $44,141,230
    Loans to participants                      2,195,786           1,799,613
    Contributions receivable-
       Employer                                   21,621              28,225
       Participant                               126,370              86,963
    Excess contributions payable                 (11,320)                  -
                                             -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS            $44,526,863         $46,056,031
                                             ===========         ===========


        The accompanying notes are an integral part of these statements.





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                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the Year Ended December 31, 2000

          (Employer Identification Number 95-2673173, Plan Number 003)

ADDITIONS:
    Contributions-
       Employer                                                  $ 1,700,582
       Participant                                                 4,519,941
    Investment income-
       Dividends and interest                                      3,402,893
                                                                 -----------
                     Total additions                               9,623,416
                                                                 -----------

DEDUCTIONS:

    Benefits paid to participants                                 (2,917,301)
    Net depreciation in fair value of investments                 (8,222,914)
    Administrative expenses                                          (12,369)
                                                                 -----------
                     Total deductions                            (11,152,584)
                                                                 -----------

                     Net decrease                                 (1,529,168)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                             46,056,031
                                                                 -----------
    End of year                                                  $44,526,863
                                                                 ===========


         The accompanying notes are an integral part of this statement.




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

                          MATERIAL SCIENCES CORPORATION

                           SAVINGS AND INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN

     The following description of the Material Sciences Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     General

     The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. The Plan was amended effective January 1, 1989, to include before-tax 401(k) contributions. Employees of Material Sciences Corporation and its subsidiaries (collectively, the "Company") are eligible to participate as of their date of hire (as defined in the Plan agreement).

     Plan Administration

     The Plan is administered by the Retirement Plan Committee, consisting of current employees of the Company. Putnam Fiduciary Trust Company (the "Trustee") was the trustee of the Plan as of December 31, 2000 and 1999. In addition, the Trustee performs additional record-keeping tasks for the Plan.

     Contributions

     The Plan allows participants to contribute 1% to 6% of their annual salary before taxes for their basic contribution. Effective April 1, 2000, the Company's matching contributions increased from 50% to 60% of the eligible participant's basic contributions, except for MSC Pre Finish Metals (EGV) Inc.'s Union and MSC Laminates and Composites Inc.'s Union. If a participant contributes the 6% maximum basic contribution, that participant is allowed to make additional, pre-tax, after-tax or a combination thereof, contributions of 1% to 8% of his/her annual salary. These contributions are not matched by the Company.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of both the Company's contribution and Plan's earnings. Participants share in the earnings of the Plan based on the ratio of each participant's equity to the total participants' equity. Earnings include interest, dividends, realized gains or losses on sales of investments and the net change in unrealized appreciation or depreciation of investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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

     Vesting and Forfeitures

     Participants vest in the Company's contribution at the rate of 20% per year for each full year of participation and are 100% vested after five years. Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions. Contributions made by the participants and the related earnings are fully vested and not subject to forfeiture. In 2000, $60,366 in forfeitures were used to reduce the Company's matching contribution.

     Payment of Benefits

     Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity.

     Loans and Distributions to Participants

     Participants may borrow as much as 50% of their vested account balance, or $50,000 (whichever is less). The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. The interest rate is prime plus 1%. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59 1/2 years of age and the withdrawal does not qualify for exemption under the Internal Revenue Code ("IRC") regulations.

     Investment Options

     Participants may direct the investments of their total account balances into eight mutual funds and a Company stock fund currently available in the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits, as net appreciation (depreciation) in fair value of investments.

     Administrative Expenses

     All administrative expenses are paid by the Company.

     Payment of Benefits

     Benefits are recorded when paid.

3.   INVESTMENTS

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, are as follows:

                                                   2000             1999
                                                -----------     -----------
        George Putnam Fund                      $ 5,982,483     $ 6,379,507
        Putnam Growth & Income Fund               9,036,025       9,326,077
        Putnam Global Growth Fund                 3,007,162       3,972,075
        Putnam Voyager Fund                       9,861,661      11,344,372
        Putnam OTC & Emerging Growth Fund         3,046,885       1,081,205
        Putnam Stable Value Fund                  7,221,461       7,668,146
        Material Sciences Corporation Stock       1,503,888       2,545,994


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,222,914 as follows:

                           Mutual funds     $(7,907,418)
                           Common stock        (315,496)
                                            -----------
                                            $(8,222,914)
                                            ===========

4.   TAX STATUS

     The Internal Revenue Service issued a determination letter dated March 3, 1995, stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

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

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Co., the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions.

6.   PLAN TERMINATION

     Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time, subject to ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested on their Company contribution accounts at that time.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31
                                                   ------------------------
                                                       2000         1999
                                                   -----------  -----------
        Net assets available for benefits per the
          financial statements                     $44,526,863  $46,056,031
        Amounts allocated to withdrawing
          participants                                 (38,757)    (135,165)
                                                   -----------  -----------
        Net assets available for benefits per the
          Form 5500                                $44,488,106  $45,920,866
                                                   ===========  ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2000:

        Benefits paid to participants per the financial
          statements                                        $2,917,301

        Add- Amounts allocated to withdrawing
          participants at Plan year-end                         38,757
        Less- Amounts allocated to withdrawing
          participants previous year's Plan year-end          (135,165)
                                                            ----------
        Benefits paid to participants per the Form 5500     $2,820,893
                                                            ==========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

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

8.   NONEXEMPT TRANSACTIONS

     During the Plan year ended December 31, 2000, there was a deemed loan made to the Company when an employee 401(k) contribution of $21,656 was not remitted to the Plan on a timely basis. The Company has remitted the contribution to the Plan and intends to repay the Plan for interest incurred on the loan.

     This transaction is detailed on the Schedule of Nonexempt Transactions in the accompanying supplemental Schedule II.





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

                                                                      Schedule I

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             PURPOSES AT END OF YEAR

                                December 31, 2000

          (Employer Identification Number 95-2673173, Plan Number 003)

                                                            Current
                      Description of Investment              Value
------------------------------------------------------    -----------
MUTUAL FUNDS:
    *George Putnam Fund                                   $ 5,982,483
    *Putnam International Growth Fund                       1,225,816
    *Putnam Growth & Income Fund                            9,036,025
    *Putnam Global Growth Fund                              3,007,162
    *Putnam Voyager Fund                                    9,861,661
    *Putnam Stable Value Fund                               7,221,461
    *Putnam OTC & Emerging Growth Fund                      3,046,885
    *Putnam S&P 500 Index Fund                              1,309,025

COMMON STOCK:
    *Material Sciences Corporation Stock                    1,503,888

PROMISSORY NOTES:
    *Loan Fund (interest rates ranging from low--9.50%
       to high--10.50%)                                     2,195,786
                                                          -----------
                     Total investments                    $44,390,192
                                                          ===========


             *Represents a party-in-interest transaction.



     The accompanying notes are an integral part of this schedule.





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

                                                                     Schedule II

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                  ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      For the Year Ended December 31, 2000

          (Employer Identification Number 95-2673173, Plan Number 003)

----------------------------------------------------------------------------------------------------------------------------
                                 Relationship of
                                Plan, Employer or   Description of Transaction, Including Maturity               (a)Interest
        Identity of                  Other                     Date, Rate of Interest,               (a)Amount    Incurred
       Party Involved           Party-in-Interest         Collateral, Par or Maturity Value           Loaned       On Loan
       --------------           -----------------         ---------------------------------           ------       -------
----------------------------------------------------------------------------------------------------------------------------
Material Sciences Corporation     Plan sponsor      Lending of monies from the Plan to the Plan
                                                    sponsor (contributions not remitted to the Plan
                                                    on time) as follows:
                                                    Deemed loan occurred March 4, 2000, maturity
                                                    $24,518, with interest at various rates.          $21,656       $2,862
                                                                                                      =======       ======
-----------------------------------------------------------------------------------------------------------------------------

(a) Loan payments were repaid to the Plan on June 27, 2001 and interest will be paid in 2001.


          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 11th day of July, 2001.

                                MATERIAL SCIENCES CORPORATION
                                SAVINGS AND INVESTMENT PLAN

                                By: Material Sciences Corporation,
                                    Plan Administrator

                                    By: /s/ James J. Waclawik, Sr.
                                        -------------------------------
                                        James J. Waclawik, Sr.
                                        Vice President, Chief Financial Officer
                                        and Secretary








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                                  EXHIBIT INDEX

EXHIBIT
  NO.            DESCRIPTION
-------          -----------
23.1             Consent of Independent Public Accountants









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